April 27, 2016

VIA EDGAR

Mr. James O'Connor, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	CHOU AMERICA MUTUAL FUNDS
Chou Opportunity Fund ("Opportunity Fund"), and
Chou Income Fund (the "Income Fund" and collectively with Opportunity Fund the "Funds")
(FileNos.811-22394 and 333-165300)

Dear Mr. O'Connor:

On February 25, 2016, Chou America Mutual Funds ("Registrant") filed Post-Effective Amendment No. 14 ("PEA 14") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Funds' prospectus, statement of additional information ("SAI"), and Part C (accession number 0001435109-16-001407) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Friday, April 8, 2016 regarding PEA 14 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: In the Opportunity Fund's "Principle Investment Strategy", please define "primarily" as it relates to the Fund's investments in equity securities.

Response: The Registrant defines "primarily" to mean at least 50% of the fund's net assets. Registrant believes this definition is consistent with the standard definition and practice within the industry.

Comment 2: Please explain whether the Opportunity Fund invests in debt as a secondary strategy or a defensive strategy.

Response: The Opportunity Fund's investment in debt instruments is a secondary strategy within the Fund's principal investment strategies. While the Adviser may allocate investments to debt based on volatility and other conditions in the market which may create opportunities for

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April 27, 2016

investing that furthers the Fund's investment objective of long-term growth, under normal circumstances this reallocation will not affect the Opportunity Fund's strategy to invest primarily in equity instruments.

Registrant does however also retain the option to take temporary defensive measures, as disclosed in the SAI, because of market, economic or other conditions. In this case the Fund may invest up to 100% of its assets in high-quality, short-term debt instruments or may take positions that are inconsistent with its principal investment objective and/or strategies.

Registrant has revised the disclosure to clarify consistent with the Staff's comment.

Comment 3: Please state on what basis the Adviser makes allocations between debt and equity securities in the Opportunity Fund. Please state whether the Adviser has a target or normal allocation between debt and equity securities in the Opportunity Fund.

Response: The Adviser does not have a target allocation between debt and equity in the Opportunity Fund, rather the Adviser makes investment allocations based on market conditions that may create opportunities for investing that may further the Fund's investment objective of long-term growth of capital, subject to the restriction that the Fund will be "primarily" be invested in equity securities.

Registrant has revised the disclosure consistent with the Staff's comment.

Comment 4: Please disclose the Opportunity Fund's current allocations between debt and equity securities supplementally.

Response: In response to this comment, reference is hereby made to the Registrant's Form N- CSR currently on file with the SEC.

Comment 5: Please revise the "Principal Investment Strategy" section of each Fund's summary section of the prospectus consistent with the requirements of Item 4(a) of Form N-1A so that it summarizes the Funds' principal investment strategy and includes only instruments in which the Funds will principally invest.

Response: Registrant has revised the disclosure consistent with the Staff's comment and the instructions of Items 4 and 9 of Form N-1A.

Comment 6: Please state whether investing in private funds is a principal strategy of the Opportunity Fund. If so, please disclose acquired fund fees and expenses in the fee table, otherwise please move the disclosure of this strategy to the Item 9 of Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff's comment and the instructions of Items 4 and 9 of Form N-1A.

Comment 7: Please clarify the meaning of "large portion" in regards to the Opportunity Fund's investment in debt investments in short-term fixed-income securities.

Response: Registrant has revised its disclosure in response to this comment.

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Comment 8: Please clarify whether it is the case that the Opportunity Fund invests only debt instruments in the U.S., whether directly, or indirectly.

Response: Registrant retains the flexibility in the Opportunity Fund's strategy to invest in debt instruments globally. Registrant has revised the disclosure in Item 4 and 9 to clarify consistent with the Staff's comment.

Comment 9: Please ensure that the Funds' disclosures pertaining to derivatives are not overly vague or generalized. Reference, specifically, Barry Miller's letter to the Investment Company Institute dated July 30, 2010 ("ICI Letter"), and the SEC's Division of Investment Management's Guidance Update dated July 2013 ("IM Guidance").

Response: Registrant confirms that the Funds' disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance.

Comment 10: Please indicate whether constant maturity swap caps, curve steepeners, and other derivatives are part of the Funds' principal investment strategy. If not, please move the detailed disclosure of this strategy to the Item 9 of Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff's comment and the instructions to Items 4 and 9 of Form N-1A.

Comment 11: Please indicate if the Opportunity Fund's investment in income trusts, bank debt and deposits, lower-rated, distressed or defaulted debt securities, comparable unrated debt securities or other additional kinds of sophisticated debt instruments are part of the Opportunity Fund's principal investment strategy. If not, please move the detailed disclosure of this strategy to Item 9 of Form N-1A.

Response: The Opportunity Fund's investment in income trusts, bank debt and deposits, lower-rated, distressed or defaulted debt securities, comparable unrated debt securities or other additional kinds of sophisticated debt instruments are part of the Opportunity Fund's secondary debt strategy which the Registrant believes is properly disclosed in the summary prospectus.

Comment 12: Please include concentration risk as a principal risk of the Opportunity Fund's strategy.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 13: Please describe specifically the risks of common and preferred stock in the risk section of the Opportunity Fund's prospectus.

Response: Registrant has included a discussion of common and preferred stock in the risk sections entitled "Common Stock Risk" and "Preferred Stock Risk", respectively.

Comment 14: Please describe supplementally the Funds' policies for investing the cash collateral received in its securities lending activities. The cash collateral received in securities lending transactions should be reinvested in a diversified portfolio of high-quality, short-term, fixed income instruments such as short-maturity government securities, repurchase agreements, and bank certificates of deposit; the dollar-weighted average maturity of such portfolios should be 60 days or

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less and their dollar-weighted average life should be 120 days or less. The Funds should have strict collateral reinvestment guidelines and the board should monitor the adviser's adherence to these guidelines. Conservative investment guidelines for the cash-collateral pool should be designed to maintain the liquidity of the collateral pool and to minimize the risk of loss to Fund investors by focusing on principal preservation.

Response: The Registrant has not engaged in any securities lending, and has not adopted policies related to the investment of the collateral received from securities lending. However, the Registrant would like the flexibility to engage in securities lending if a favorable arrangement became available. Registrant will adopt appropriate policies and procedures that are consistent with prior guidance issued by the Staff before engaging in any securities lending.

Comment 15: Please clarify whether the Opportunity Fund uses a value style of investing. If so, please define the value style of investing and its risks.

Response: The Adviser's strategy in the Opportunity Fund is not a pure value style of investing. However, the strategy does include characteristics of value style investing. Registrant has revised disclosure for value style risk consistent with the Staff's comment.

Comment 16: Please explain why the Registrant believes the S&P 500 is the most appropriate broad-based index for the Opportunity Fund, as indicated by Instruction 5 to Item 27(b)(7) of Form N-1A, or state whether there is a more appropriate index for a global fund. Should the Opportunity Fund use a second, more narrowly based index, such as a global or custom index, as described in Instruction 6 to Item 27(b)(7) of Form N-1A?

Response: Registrant believes that based on the nature of its principle investment strategy the S&P 500 Index is an appropriate broad-based index based on the requirements of Instruction 5 to Item 27(b)(7) of Form N-1A, and that no other broad-based index is more appropriate or would serve as a better comparison to the Opportunity Fund's performance. Registrant declines to compare itself to a more narrowly based index.

Comment 17: Please remove the explanatory note below "Average Annual Total Returns". Where the actual average annual total return (after taxes on distributions and redemption) is higher than the average annual total return, the reason for this result may be explained in accordance with Item 4(b)(2)(iv)(D) of Form N-1A. However, such disclosure is not permitted or required where, as here, it is used hypothetically.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 18: Because the Registrant has chosen to add a reference to tax-deferred arrangements to the disclosure required by Item 7 of Form N-1A, please add disclosure similar to the following to avoid the possibility that investors may believe they will not be taxed upon withdrawal from a tax-deferred arrangement: "in which case you may be taxed upon withdrawal of monies from the tax-deferred arrangement."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 19: Please explain why the Income Fund imposes an 80% restriction with respect to investments in fixed income securities. Unlike the use of "fixed income", the use of the word

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"income" alone does not subject the Income Fund to the requirement of Rule 35d-1, so the 80% test is not necessary.

Response: Registrant has elected to include the 80% restriction with respect to investments in fixed-income securities.

Comment 20: Please explain why the Registrant characterizes "variable rate instruments" and "pay-in-kind securities" as fixed income securities.

Response: Registrant characterizes variable rate instruments and pay-in-kind securities as fixed-income securities because the period in which dividends are paid on these instruments are at predetermined fixed intervals. Registrant maintains these instruments are appropriately considered fixed -income securities, and this is consistent with the definition and practice within the industry.

Comment 21: Please define "substantially" as it appears in the Income Fund's "Principle Investment Strategy" in relation to the Income Fund's investment in distressed securities and corporate bonds that are rated below-investment grade. Please provide supplementally how much of the Income Fund's current assets are invested in below-investment grade securities.

Response: Registrant has revised its disclosure in response to this comment and will provide the requested data in a separate call with the Staff.

Comment 22: Please revise the prospectus disclosure so as to inform purchasers of shares of the Funds that, pursuant to "shareholder information agreements" required by Rule 22c-2(a)(2), the purchasers Taxpayer Identification Number and transaction records may be turned over, if requested, to the Funds by a financial intermediary holding shares of Funds in nominee name on their behalf.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 23: Please identify specifically the kinds of loans encompassed by the Funds' lending policy. In addition, please note that the Staff's positions with respect to securities lending and repurchase agreements have been developed chiefly through no-action and interpretive letters. With respect to securities lending, See: State Street Bank and Trust Co., SEC No-Action Letter (Sept 29, 1972); State Street Bank and Trust Co., SEC No-Action Letter (Jan. 29, 1972), Salomon Brothers, SEC No-Action Letter (May 4, 1975), and The Brinson Funds, SEC No-Action Letter (November 25, 1997). With respect to repurchase agreements See: American Medical Ass'n. Tax-Exempt Income Fund, Inc., SEC No-Action Letter (Apr. 23, 1978) and The Investment Company Institute, SEC No-Action Letter (June 15, 1999).

Response: Registrant does not limit the kinds and types of loans it may make, except to the extent limited by the 1940 Act, and the rules and regulations thereunder. Registrant confirms that any securities lending or repurchase agreements in which the Funds engage will be in accordance with the 1940 Act, the rules and regulations thereunder, and the no-action and interpretive guidance previously issued by the Staff.

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April 27, 2016

Kind regards,

/s/ Adam R. Waldstein
Adam R. Waldstein

cc:	Andrew P. Cross, Esq.
Todd P. Zerega, Esq.
Perkins Coie, LLP